Exhibit 21

SUBSIDIARIES OF THE COMPANY

AFP Hospitality Corp.
AFP Management Corp.
AFP Manufacturing Corp.
AFP Realty Corp.
AFP Transformers Corporation
Metal Textiles Corporation
Metex Mfg. Corporation
51 Subsidiaries of United Capital Corp. that invest in and manage real estate
3 Subsidiaries of AFP Hospitality Corp. that own and operate hotels
40 Subsidiaries of AFP Realty Corp. that invest in and manage real estate